Exhibit 1.01

Conflict Minerals Report
For Reporting Period from January 1, 2018 to December 31, 2018
1. Introduction

This Conflict Minerals Report (this “Report”) of Amtech Systems, Inc. (the “Company”, “Amtech”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018 (the “Reporting Period”).

The Rule requires us to disclose annually whether the necessary conflict minerals contained in the products that we manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country,” and collectively, the “Covered Countries”). If we have reason to believe that any of these conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.

2. Company Overview

Amtech Systems, Inc. is a global supplier of advanced thermal processing and polishing equipment and related consumables to the semiconductor / electronics, power IC businesses, and advanced lighting manufacturing markets. Amtech's equipment includes diffusion, solder reflow systems, wafer handling automation, and polishing equipment and related consumables for surface preparation of various materials, including silicon carbide ("SiC"), sapphire and silicon. The Company's wafer handling, thermal processing, polishing and consumable products currently address the diffusion, oxidation, and deposition steps used in the fabrication of semiconductors, printed circuit boards, semiconductor packaging, MEMS, and advanced lighting, including the polishing of newly sliced sapphire and silicon wafers. Amtech's products are recognized under the leading brand names BTU International, Bruce Technologies™, PR Hoffman™, and R2D Automation™.

Our supply chain is large and complex, consisting of several thousand direct suppliers. For any necessary conflict minerals that we source, we are typically several steps removed from the mine in our supply chain. Accordingly, we must rely on information from our direct suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.

3. Reasonable Country of Origin Inquiry

We determined after review that necessary conflict minerals may be contained in certain of our products manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those minerals, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.

We identified nine hundred sixteen (916) direct suppliers that potentially supplied us with products that contained necessary conflict minerals. Then, we directed Source Intelligence®, a third-party conflict minerals compliance solution provider, who we engaged again to assist us with our supplier engagement and analysis efforts for the Reporting Period, to send to each of the 916 direct suppliers an e-mail which contained a registration and survey request link. We utilized the Conflict Minerals Reporting Template (“CMRT”) (revisions 3.0 or higher were accepted) developed by the Conflict-Free Sourcing Initiative (now known as “Responsible Minerals Initiative,” the “RMI”). We gave suppliers the option of either uploading a completed CMRT in Excel format or completing an online version of the template directly in the Source Intelligence® platform. If a supplier was unable to complete the form on the platform, Source Intelligence®

uploaded the CMRT on their behalf. We permitted suppliers to share information at a level with which they were most comfortable (e.g., company, product, or user-defined).

During the RCOI process, we sent up to two (2) reminder e-mails to each non-responsive supplier requesting their completed template. Because of the amount of time it takes to collect and analyze the responses, the direct suppliers were given a final deadline of March 31, 2019 to respond to our request.

Of our responding suppliers, approximately forty-seven percent (47%) indicated that they had supplied us with products containing one or more necessary conflict minerals during the Reporting Period. Based on those responses, we determined that certain of our products contained one or more of the four (4) conflict minerals. Source Intelligence® compared the smelters and refiners identified by our direct suppliers in their responses against its smelter/refiner database and determined that, as of April 15, 2019, approximately sixteen percent (16%) of the verified smelters and refiners identified by our suppliers processed at least some conflict minerals that were sourced from the Covered Countries. As a result, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and know or have reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4. Due Diligence

4.1 Design of Due Diligence Framework

As required by the Rule, our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the related supplements for tin, tantalum, tungsten and for gold, Third Edition (the “OECD Guidance”).

4.2 Due Diligence Measures Performed

The following is a description of the due diligences measures we performed for the Reporting Period.

4.2.1    OECD Step #1: Establish and Maintain Strong Company Management Systems
a.    We have a policy regarding the sourcing of conflict minerals, which is publicly available on our company website http://www.amtechsystems.com/minerals.htm. The content of any website referred to in this Report is not incorporated by reference in this Report.
b.    We have a team that is responsible for organizing and carrying out our conflict minerals compliance, and that team consists of representatives from Procurement, Finance, Compliance, IT and Source Intelligence® (the “Working Group”).
c.    We engaged Source Intelligence® to assist us with our supplier engagement and analysis efforts for the Reporting Period.
d.    Source Intelligence® hosted an e-mail address which allowed our direct suppliers to send us questions about conflict minerals related matters. As needed, Source Intelligence® forwarded Company-specific e-mails to representatives from our Working Group and facilitated communication between our direct suppliers and us.
e.    We used the RMI CMRT (revision 3.0 or higher) to obtain information on the source and chain of custody of necessary conflict minerals from our direct suppliers.
f.    We intend to retain relevant supplier response documentation in electronic form for no less than five (5) years.
g.    We have an invitation on our conflict minerals webpage to report any questions, concerns or complaints about conflict minerals in our supply chains by calling our Ethics Hotline at 1-866-413-1994, emailing us at compliance@amtechgroup.com, or contacting us through our ethics web portal at https://secure.ethicspoint.com/domain/en/default_reporter.asp.

4.2.2    OECD Step #2: Identify and Assess Risks in Our Supply Chain

a.    We reviewed our supplier responses and evaluated them for plausibility, consistency, and gaps. If any of the following red-flags were raised by responses we received, suppliers were contacted on a bi-weekly basis up to three (3) times to resolve the red-flags:
(i)    One or more smelters or refiners were listed for a conflict mineral not contained in the products supplied to us by that supplier;
(ii)    Smelter or refiner information was not provided or a provided smelter or refiner was not a verified processing facility;
(iii)    Supplier answered yes to sourcing from the Covered Countries but none of the smelters or refiners listed are known to source from the Covered Countries;
(iv)    Supplier indicated that it had not received conflict minerals information from all of its relevant suppliers;
(v)    Supplier indicated that it had not identified all of the smelters or refiners used for the products included in the declaration of scope;
(vi)    Supplier indicated that it had not provided all applicable smelter or refiner information it received from its suppliers; or
(vii)    Supplier indicated that all of the conflict minerals in its products covered by their declaration originated from recycled or scrap sources but one or more of the smelters or refiners it listed are not known to be exclusive recyclers.

b.    To determine whether the due diligence practices of the smelters and refiners identified by our direct suppliers comply with the requirements of the OECD Guidance, Source Intelligence® compared the smelters and refiners identified by our suppliers in their completed templates against its database, which contains information from the RMI website, The London Bullion Market Association (LBMA) Good Delivery List, and the Responsible Jewellery Council (RJC) Chain-of-Custody Certification. Based on that review, we determined the number of smelters and refiners that are RMI Conformant, RMI Active, neither RMI Conformant nor RMI Active, or not known to be smelters or refiners.

4.2.3    OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks

Our executive management team was updated annually about our conflict minerals compliance program and any associated risks.

4.2.4    OECD Step #4: Carry Out Independent Third Party Audit of Smelter/Refiner’s Due Diligence Practices

We do not carry out audits of the smelters or refiners identified by our suppliers as being in their supply chain. However, we believe that audits of smelters and refiners due diligence practices conducted by RMI or other third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

4.2.5    OECD Step #5: Report Annually on Supply Chain Due Diligence

Annually, we file our Form SD and Conflict Minerals Report with the SEC as required by the Rule, and we make them publicly available on our company website at http://www.amtechsystems.com/minerals.htm.

5. Results of our Review

As described above, we conducted due diligence to determine the source and chain of custody of the necessary conflict minerals in our products. As part of that process, we actively surveyed our direct suppliers that we believed potentially supplied us with products containing necessary conflict minerals during the Reporting Period and requested that they disclose the smelters and refiners that processed the necessary conflict minerals in the products they supplied to us. Of those suppliers who responded, 113 confirmed that they supplied us with products that contained necessary conflict minerals and identified a total of 317 smelters and refiners that may have processed the necessary conflict minerals contained in their materials or products.

Source Intelligence® reviewed the smelters and refiners named by our direct suppliers against its database and based on their review, we determined that, as of April 15, 2019, 254 of those smelters and refiners were deemed to be “RMI Conformant,” by which we mean that they complied with the Responsible Minerals Assurance Process due diligence assessment protocols. Based on their review, we also determined that, as of April 15, 2019, six of those smelters and refiners were deemed to be “RMI Active,” by which we mean that they committed to undergo an RMI audit and/or were participating in the LBMA Responsible Gold Certification audit and/or the Responsible Jewelry Program Chain-of-Custody Certificate audit. Finally, based on their review, we determined that, as of April 15, 2019, 57 of the smelters and refiners named by our suppliers were neither “RMI Conformant” nor “RMI Active.” Therefore, a significantly higher percentage of the smelters and refiners named by our suppliers were either conformant or actively involved in RMI’s due diligence audit process than in the prior Reporting Period.

5.1    Facilities Used to Process the Necessary Conflict Minerals

Of the CMRTs provided by our suppliers, approximately seventy-eight percent (78%) were provided on a company-level basis, approximately thirteen percent (13%) were provided on a product-level basis, and approximately nine percent (9%) were provided on a user-defined basis. Based on the review by Source Intelligence®, of our direct suppliers whose smelters or refiners had some sourcing from the Covered Countries, only six (6) had received responses from all their suppliers and named just one (1) smelter or refiner for any metal. Based on those responses from our suppliers, we believe that the facilities that may have been used to process the necessary conflict minerals in our products include the smelters and refiners listed on Annex I.

The lack of detail from the rest of our suppliers whose smelters and refiners had some sourcing from the Covered Countries prevented us from being able to determine whether a particular smelter or refiner named in their responses processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose any other facilities used to produce the necessary conflict minerals in our products during the Reporting Period.

5.2    Country of Origin of Our Necessary Conflict Minerals

As part of our effort to determine the source and chain of custody of the necessary conflict minerals in our products, we requested country of origin information from our direct suppliers. Source Intelligence® reviewed the RMI Conformant and RMI Active smelters and refiners named by our direct suppliers against its database. Based on their review, as of April 15, 2019, we determined possible countries of origin for the conflict minerals processed by the smelters and refiners listed on Annex I. We listed those possible countries of origin on Annex II, but, in each case, we listed only countries that have known gold, tin or tungsten reserves, respectively, according to Source Intelligence’s® database.

Most of our suppliers’ responses did not provide sufficiently detailed information for us to identify the country of origin of the remaining necessary conflict minerals in our products. Accordingly, we are unable to disclose any other possible countries of origin of the necessary conflict minerals in our products during the Reporting Period.

5.3    Efforts to Determine the Mine or Location of Origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products. We used the CMRT to request location of mine or location or origin information from each of our relevant direct suppliers. Because of the basis on which our suppliers’ responses were provided and because of the lack of detail provided by our suppliers, we are not able to determine the mine or location of origin of the necessary conflict minerals in our products.

6.    Steps Taken and Being Taken to Mitigate Risk and to Improve Our Due Diligence

Since the start of the Reporting Period, we have taken or are taking the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures.
a.    Continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.
b.    We expect to continue our relationship with Source Intelligence® to assist us with our supplier engagement and analysis efforts and to identify the country of origin, source and chain of custody of the necessary conflict minerals in our products based on the responses from our suppliers.

7.    Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and to Improve Our Due Diligence” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K, as amended, for the year ended September 30, 2018, (2) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.

Annex I

Based on responses from our suppliers, the facilities that may have been used to process the necessary conflict minerals in our products include the smelters and refiners listed below:

Metal	Official Smelter Name	RMI Smelter ID	Smelter Country
Tin	Thaisarco	CID001898	Thailand
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CID000258	China
Tungsten	Xiamen Tungsten Co., Ltd.	CID002082	China
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914	China
Tantalum	Jiujiang Tanbre Co., Ltd.	CID000917	China

Annex II
This Annex II lists possible countries of origin for the conflict minerals processed by the smelters and refiners listed on Annex I. Note that in each case, we listed only the countries that, according to Source Intelligence®’s database, have known reserves of the relevant conflict mineral.

Tantalum: DRC- Congo (Kinshasa), Burundi, Ethiopia, Australia, Rwanda, China, Canada, Brazil, Madagascar, Nigeria, Mozambique

Tin: Bolivia, Brazil, Myanmar, Viet Nam, Australia, Peru, Nigeria, Russian Federation, Burundi, Mongolia, Portugal, China, Laos, Thailand, Uganda, DRC- Congo (Kinshasa), Indonesia, Malaysia, Rwanda

Tungsten: United States, China, Portugal, Australia, Canada, Bolivia, Myanmar, Brazil, Austria, Mongolia, Spain, DRC-Congo (Kinshasa), Russian Federation, Thailand, Peru, Rwanda